SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended__________________     Commission File Number   ___________________________

Avalon Rare Metals Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

130 Adelaide Street West
Suite #1901
Toronto, ON M5H 3P5
(416) 364-4938
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	NYSE Amex LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes     ☐ No

Explanatory Note

This Amendment No. 2 to the Registration Statement on Form 40-F of Avalon Rare Metals Inc. (the “Registrant”) is being filed to report on the cover page that the Registrant’s units have been registered on  the NYSE Amex LLC.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AVALON RARE METALS INC.

By:	/s/ R. James Andersen
R. James Andersen
Vice President, Finance and Chief Financial Officer

Date: December 21, 2010

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

Annual Information

99.1*	Amended Annual Information Form of the Registrant for the year ended August 31, 2010
99.2*	Annual Information Form of the Registrant for the year ended August 31, 2009
99.3*	Audited annual financial statements of the Registrant and notes thereto for the years ended August 31, 2010, 2009 and 2008 together with the report of the auditors thereon and US GAAP reconciliation
99.4*	Amended Management’s Discussion and Analysis for the year ended August 31, 2010
99.5*	Management’s Discussion and Analysis for the year ended August 31, 2009
99.6*	Management’s Discussion and Analysis for the year ended August 31, 2008

Quarterly Information

99.7*	Amended interim financial statements for the nine months ended May 31, 2010
99.8*	Management’s Discussion and Analysis for the nine months ended May 31, 2010
99.9*	Interim Financial Statements for the six months ended February 28, 2010
99.10*	Management’s Discussion and Analysis for the six months ended February 28, 2010
99.11*	Interim Financial Statements for the three months ended November 30, 2009
99.12*	Management’s Discussion and Analysis for the three months ended November 30, 2009

Shareholder Meeting Materials

99.13*	Notice of Annual General Meeting of Shareholders dated December 7, 2009 in connection with the January 14, 2010 Annual Meeting of Shareholders
99.14*
Management Information Circular of the Registrant dated as of December 7, 2009 in connection with the January 14, 2010 Annual Meeting of Shareholders and Form of Proxy for use in connection with the January 14, 2010 Annual Meeting of Shareholders

99.15*	President’s Letter
99.16*	Report of Voting Results from the January 14, 2010 Annual Meeting of Shareholders

Technical Reports

99.17*	Amended Technical Report dated September 21, 2010 entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada”

Material Change Reports and Press Releases

99.18*	News Release dated December 8, 2010
99.19*	News Release dated November 30, 2010
99.20*	News Release dated November 16, 2010
99.21*	News Release dated October 21, 2010
99.22*	News Release dated October 19, 2010
99.23*	Material Change Report dated October 7, 2010
99.24*	News Release dated October 5, 2010
99.25*	Material Change Report dated October 4, 2010
99.26*	News Release dated September 30, 2010
99.27*	News Release dated September 27, 2010
99.28*	News Release dated September 15, 2010
99.29*	News Release dated September 14, 2010
99.30*	News Release dated September 8, 2010

Exhibit	Description

99.31*	News Release dated August 18, 2010
99.32*	News Release dated August 17, 2010
99.33*	News Release dated July 29, 2010
99.34*	News Release dated July 19, 2010
99.35*	News Release dated July 6, 2010
99.36*	News Release dated June 21, 2010
99.37*	News Release dated June 14, 2010
99.38*	News Release dated May 26, 2010
99.39*	News Release dated May 12, 2010
99.40*	News Release dated March 29, 2010
99.41*	News Release dated March 15, 2010
99.42*	News Release dated March 3, 2010
99.43*	Material Change Report dated February 3, 2010
99.44*	News Release dated February 1, 2010
99.45*	News Release dated January 14, 2010
99.46*	News Release dated December 23, 2009
99.47*	News Release dated November 19, 2009
99.48*	News Release dated October 15, 2009
99.49*	Material Change Report dated September 24, 2009
99.50*	News Release dated September 24, 2009
99.51*	News Release dated September 17, 2009
99.52*	Material Change Report dated September 9, 2009
99.53*	News Release dated September 8, 2009
99.54*	Notice of Change of Auditors dated October 19, 2010

Consents

99.55*	Consent of Wardrop Engineering Inc.
99.56*	Consent of Jason J. Cox, P. Eng.
99.57*	Consent of Christopher Moreton, Ph.D., P.Geo
99.58*	Consent of John R. Goode, P. Eng.
99.59*	Consent of Donald H. Hains, P. Geo.
99.60*	Consent of Dr. William Mercer, Ph.D., P. Geo. (Ont), P. Geol (NWT)
99.61*	Consent of Scott Wilson Roscoe Postle Associates Inc.
99.62*	Consent of J.C. Pedersen, P.Geo.
99.63*	Consent of Bruce Hudgins, P. Geo.
99.64*	Consent of Hudgtec Consulting
99.65*	Consent of Acme Analytical Laboratories (Vancouver) Ltd.
99.66*	Consent of Finley Bakker, P. Geo.
99.67*	Consent of J.R. Goode and Associates
99.68*	Consent of ALS Laboratory Group
99.69*	Consent of SGS Canada Ltd.
99.70*	Consent of Donald S. Bubar, P.Geo
99.71*	Consent of McCarney Greenwood LLP, Chartered Accountants
99.72 *	Consent of Sievert & Sawrant Schuk LLP, Chartered Accountants

Specimen Certificate

99.73*	Specimen form of common share certificate

*previously filed